DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

07027784

November 2, 2007

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 05 2007
WASH, D.C. 186 SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: ATS Andlauer Income Fund
Amended Application for Rule 12g3-2(b) Exemption
File No. 082-34967

Dear Sir/Madam:

On behalf and at the request of our client, ATS Andlauer Income Fund (the "Fund"), we hereby amend the Fund's application for a Rule 12g3-2(b) exemption to allow for the electronic publication of the Fund's home country documents pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934. The Fund has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Fund's name at www.sedar.com.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

DMM/dmm
Enclosure

cc: Maggie Smith
ATS Andlauer Income Fund
Jeffrey T. Oke
Burnet, Duckworth & Palmer LLP

dlw 11/7

END